AB
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14049628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advanced Global Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE HUDSON CITY CENTER, LOWER LEVEL
(No. and Street)

HUDSON	NY	12534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miller (212) 237-2876
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
02 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/25/14

OATH OF AFFIRMATION

I, Jason Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Global Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

SREEWATTIE GOBIN
Notary Public - State of New York
NO. 01G06212568
Qualified in Bronx County
My Commission Expires Oct 13, 2017

2/28/14

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
REGISTRATIONS BRANCH
05

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2013

CONTENTS

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Advanced Global Securities Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Advanced Global Securities Corp. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

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appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Global Securities Corp.as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 9-11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 9-11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 9-11 is fairly stated in all material respects in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

New York, New York
February 28, 2014

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	12,124
Other receivable		883
Total assets	$	13,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued liabilities	$	5,000
Total current liabilities		5,000
Stockholder's Equity		
Common stock, no par value; authorized 100 shares; issued and outstanding 30 shares		33,045
Accumulated deficit		(25,038)
Total Stockholder's Equity		8,007
Total Liabilities and Stockholder's Equity	$	13,007

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2013

Revenue		$ -
Expenses		
Professional fees	3,000	
NASD fees	584	
Reporting fees	6,261	
		9,845
Operating loss		(9,845)
Other Income (Expense)		
Membership rebates		1,217
Net Loss		$ (8,628)

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities		
Net loss		$ (8,628)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Other receivable	(883)	
Accounts payable and accrued expenses	(50)	
Total Adjustments		(933)
Net Cash Used in Operating Activities		(9,561)
Cash Used in Financing Activities		
Capital contribution		6,000
Net Decrease in Cash and Cash Equivalent		(3,561)
Cash and Cash Equivalent-Beginning of Year		15,685
Cash and Cash Equivalent-End of Year		$ 12,124

Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance - January 1, 2013	30	$ 27,045	$ (16,410)	$ 10,635
Capital contribution		6,000		6,000
Net loss - 2013			(8,628)	(8,628)
Balance - December 31, 2013	30	$ 33,045	$ (25,038)	$ 8,007

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS

1. Organization

Advanced Global Securities Corp. (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. In 2008 the name was changed back to Hudson Allen & Co. Incorporated. In 2011 the name was changed to Advanced Global Securities Corp. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxed as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

3. Concentrations

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2013, the Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

4. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $7,124 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .702 to 1.

5. Subsequent Events

Subsequent events through February 28, 2014 (the date the financial statements were available for issuance) were considered for disclosure. Management determined that no disclosures were warranted.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL	
Total Stockholder's Equity	$ 8,007
Deduction and/or changes in non-allowable assets	883
Net Capital before haircuts on security positions	7,124
Haircuts on security positions	-
NET CAPITAL	$ 7,124

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Aggregate Indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued liabilities		$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness		$ 333
Minimum dollar net capital requirement		$ 5,000
Minimum net capital requirement		$ 5,000
Excess net capital		$ 2,124
Excess net capital at 1500%		$ 6,791
Excess net capital at 1000%		$ 6,624
Ratio of Aggregate indebtedness to net capital	.702 to 1	
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2013)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report		$ 8,007
Net audit adjustments:		
Deduction on non-allowable assets		(883)
Net capital per page 9		$ 7,124

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
OTHER INFORMATION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company operates under exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 A-5

Board of Directors
Advanced Global Securities Corp.

In planning and performing our audit of the financial statements of Advanced Global Securities Corp. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal

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control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk LLP

New York, New York
February 28, 2014

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

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